EXHIBIT 99.B

  Shareholders may vote either in person or by duly authorized proxy. The giving of a proxy will not prevent a shareholder from voting in person at the meeting. A proxy may be revoked by a shareholder at any time prior to the voting thereof by giving written notice to the Secretary of the Company prior to such voting. All shares entitled to vote and represented by effective proxies on the enclosed form, received by the Company, will be voted at the meeting (or any adjourned session thereof) in accordance with the terms of such proxies.

  Each Participant in the Company's Automatic Dividend Reinvestment and Stock Purchase Plan (the "Reinvestment Plan"), Kentucky Utilities' Employee Stock Ownership Plan (the "ESOP") or the Kentucky Utilities Employee Savings Plan (the "Savings Plan") will receive a form of proxy by which such Participant may direct the agent or trustee under such Plans as to the manner of voting shares credited to the Participant's accounts under such Plans. Shareholders of record who are participants in the Reinvestment Plan will receive only one form of proxy which will be deemed to include shares held of record and shares, if any, held under such Plan. A Participant of any of such Plans wishing to vote in person at the meeting may obtain a proxy for shares credited to his account under such Plans by making a written request therefor by April 11, 1995, as follows: for the Reinvestment Plan, to George S. Brooks II, Secretary of the Company, at the address stated on page 2; for the ESOP, to Liberty National Bank and Trust, PO Box 32500, Louisville, Kentucky 40232, Attention: Barbara J. Steele, Trust Investment Division; and for the Savings Plan, to National City Bank, Kentucky, PO Box 36010, Louisville, Kentucky 40233, Attention: Judith E. Meany.

                             Election of Directors

  General. Three directors are to be elected at the meeting. Barring unforeseen circumstances and in the absence of contrary directions, the proxies solicited herewith will be voted for the election of W. B. Bechanan, Harry M. Hoe and Michael R. Whitley as directors of the Company, to hold office until the 1998 Annual Meeting of Shareholders of the Company or until their respective successors shall have been duly elected and qualified. The proxies may also be voted for a substitute nominee or nominees in the event any one or more of said persons shall be unable to serve for any reason or be withdrawn from nomination, an occurrence not now anticipated. Except as otherwise indicated, each nominee has been engaged in his present principal occupation for at least the past five years. All information regarding share ownership is as of January 31, 1995.

  The following information is given with respect to the nominees for election as directors:

              W. B. BECHANAN, 69, retired in 1987 as Chairman of the Board and
- ------------  Chief Executive Officer of Kentucky Utilities. He has been a
- ------------  director of the Company since 1991 and a director of Kentucky
              Utilities since 1978. Mr. Bechanan beneficially owns 25,975 shares of Common Stock of the Company which include 22,389 shares held pursuant to family trusts under which Mr. Bechanan has shared investment power.

- ------------  HARRY M. HOE, 69, is President and a director of J. R. Hoe &
- ------------  Sons, Inc., Middlesboro, Kentucky, a foundry and casting company. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1979. Mr. Hoe beneficially owns 14,888 shares of Common Stock of the Company which include 4,796 shares held solely by his wife.


              MICHAEL R. WHITLEY, 52, was elected President and Chief
- ------------  Operating Officer of the Company and Kentucky Utilities on
- ------------  November 1, 1994. He was Executive Vice President of these companies from August 1, 1994 to November 1, 1994. Before this period, he had been a Senior Vice President of the Company since 1988 and of Kentucky Utilities since 1987. Mr. Whitley was Secretary of the Company from 1988 until 1992 and of Kentucky Utilities from 1978 until 1992. Mr. Whitley is a director of LFS Bancorp Inc. and its wholly owned subsidiary, Lexington Federal Savings Bank. Mr. Whitley has been a director of the Company and Kentucky Utilities since 1992. Mr. Whitley beneficially owns 16,292 shares of the Common Stock of the Company which include 337 shares held solely by his wife.

  Information with respect to those directors whose terms are not expiring is as follows:

              MIRA S. BALL, 60, is Secretary-Treasurer and Chief Financial
- ------------  Officer of Ball Homes, Inc., a single-family residential
- ------------  developer and property management company. She has been a director of the Company and Kentucky Utilities since 1992. Ms. Ball beneficially owns 5,918 shares of Common Stock of the Company. Her term expires in 1996.


              MILTON W. HUDSON, 67, has been an economic consultant
- ------------  (Washington, D.C.) since 1991. He was Managing Director and
- ------------  Senior Economic Advisor of Morgan Guaranty Trust Company of New
              York from January 1990 until his retirement in June 1991. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1990. Mr. Hudson beneficially owns
              1,076 shares of Common Stock of the Company. His term expires in 1997.


              JOHN T. NEWTON, 64, is Chairman of the Board and Chief Executive
- ------------  Officer of the Company and Kentucky Utilities. He also was
- ------------  President of these companies from 1987 to November 1, 1994. Mr.
              Newton has been a director of the Company since 1988 and a director of Kentucky Utilities since 1974. He beneficially owns 35,407 shares of Common Stock of the Company which include
              11,941 shares held jointly with his wife. His term expires in 1997.

- ------------  FRANK V. RAMSEY, JR., 63, is President and Director of Dixon
- ------------  Bank, Dixon, Kentucky, and a farm owner and operator. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1986. Mr. Ramsey beneficially owns 1,400 shares of Common Stock of the Company. His term expires in 1996.


              WARREN W. ROSENTHAL, 71, is a private investor and the owner of
- ------------  Patchen Wilkes Farm, Lexington, Kentucky (a thoroughbred horse-
- ------------  breeding operation). Mr. Rosenthal is a director of
              Immunomedics, Inc. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1976. Mr. Rosenthal beneficially owns 17,400 shares of Common Stock of the Company. His term expires in 1996.


              WILLIAM L. ROUSE, JR., 62, was Chairman of the Board and Chief
- ------------  Executive Officer and a director of First Security Corporation
- ------------  of Kentucky, a multi-bank holding company, prior to his retirement in 1992. Mr. Rouse is a director of Ashland, Incorporated. He has been a director of the Company since 1991 and a director of Kentucky Utilities since 1989. Mr. Rouse beneficially owns 1,000 shares of Common Stock of the Company. In addition, Mr. Rouse's account under the Directors Deferred Compensation Plan described below has the equivalent of 803 shares of Common Stock. His term expires in 1997.


              CHARLES L. SHEARER, PH.D., 52, is President of Transylvania
- ------------  University, Lexington, Kentucky. He has been a director of the
- ------------  Company since 1991 and a director of Kentucky Utilities since
              1987. Dr. Shearer beneficially owns 1,320 shares of Common Stock of the Company which include 200 shares held solely by his wife and 12 shares held by his children. His term expires in 1996.


  Voting Securities Beneficially Owned by Directors, Nominees and Executive Officers; Other Information. The directors, nominees and executive officers of the Company and Kentucky Utilities owned beneficially at February 1, 1995 an aggregate of 187,239 shares of Common Stock of the Company, representing in the aggregate .5% of such stock.

  On March 30, 1994, a report on Form 4 (due February 15, 1994) was filed on behalf of Roger C. Grimm, a former Vice President of the Company, with the Securities and Exchange Commission reporting a purchase of Company Common Stock.

  Meetings and Committees of the Board of Directors. All members of the Company's Board of Directors are currently members of Kentucky Utilities' Board of Directors. The Board of Directors of the Company and the Board of Directors of Kentucky Utilities have each established six committees: the Executive

  Directors' Compensation. Each director of the Company is also a director of its principal subsidiary, Kentucky Utilities. Each director who is not an employee of the Company or Kentucky Utilities is paid an annual retainer of $20,000. This retainer is reduced by any retainer paid from a Company subsidiary. Kentucky Utilities pays non-employee directors an annual retainer of $15,000. Thus, the net annual Company retainer paid to such directors is $5,000 but the aggregate paid for serving on both Boards is $20,000.

  In addition to an annual retainer, the Company and Kentucky Utilities pay each non-employee director a $750 fee for each meeting of a Board or a particular committee attended; provided that if the Boards of the Company and Kentucky Utilities meet on the same day, only one $750 fee is paid for both meetings and if the same committee of the Boards of the Company and Kentucky Utilities meet on the same day, only one $750 fee is paid for both meetings. Out-of-pocket travel expenses are paid to directors for all meetings attended.

  All eligible directors of the Company and Kentucky Utilities are entitled to participate in the Director Retirement Retainer Programs (the "Director Retirement Plans") of the Company and Kentucky Utilities. Directors who are not, and have not previously been, an officer of Kentucky Utilities, the Company, or their affiliated companies ("outside directors") are eligible to participate. An outside director who is 65 years of age and has completed at least five consecutive years of service on the Company's and/or Kentucky Utilities' Board will receive, upon termination of service from a Board for any reason other than death, an annual retirement benefit equal to the annual retainer paid to such Board's directors in effect as of such termination, payable monthly over a period of years equal to the number of full years such director served on the Board, but not in excess of 10 years. Such payments cease, however, if the director dies before all such payments are made. In the event of a change in control of the Company or Kentucky Utilities, any person then receiving a retirement benefit would be paid, within 30 days of the change in control, a lump-sum payment equal to the discounted present value of all then unpaid installments of the director's retirement benefit. In the event of a change in control, each outside director in office immediately prior to such change in control will be eligible to receive an accelerated retirement benefit if the director terminates service from a Board for any reason other than death within three years of the date of the change in control. Such accelerated retirement benefit would be paid in a lump sum within 30 days of such termination and would be equal to the discounted present value of the retirement benefit which such director would have received if the director had retired from the Board at age 70 (or for certain directors, 72) and lived to collect the full benefit otherwise payable under the applicable Director Retirement Plan. Such benefit would be based on the higher of the annual retainer in effect immediately prior to the change in control or immediately prior to such director's termination of service. Change in control is broadly defined under the Director Retirement Plans and includes any merger, consolidation, reorganization or sale of substantially all of the assets of the Company or Kentucky Utilities which results in less than a majority of the voting power of the resulting entity being owned by the holders of the Common Stock of the Company prior to the transaction; a change in the majority of the Board of Directors of the Company or Kentucky Utilities over a two-year period which is not approved by two-thirds of the incumbent directors; and the acquisition by any person or group of persons of beneficial ownership of 10% or more of the Common Stock of the Company or Kentucky Utilities. The annual retainer in effect upon the director's termination from a Board will be calculated as described in the first paragraph under this caption.

  Directors may elect to have all or a specified portion of their directors' fees deferred under the Director Deferred Compensation Plans (the "Director Deferred Compensation Plans") of the Company and Kentucky Utilities. Amounts deferred will be maintained in unfunded accounts for each participant, which, based on a choice made by the Directors in advance, either: 1) bear interest at a floating rate based upon the average prime rate charged by banks as reported in the Federal Reserve Bulletin; or 2) experience appreciation (depreciation) and earnings based on a hypothetical investment in the Company's common stock. Amounts credited under the Director Deferred Compensation Plans will be paid to the participant upon termination as a director for any reason other than death in a single payment or, with interest, quarterly over a period of not to exceed 40 calendar quarters, or, with interest, annually over a period of not to exceed 10 years. In the event of a participant's death, payment of any remaining balance of credited amounts will be made in a single payment to a designated beneficiary. In certain cases, directors may receive a distribution of deferred amounts in the event of substantial financial hardship. Because officers of the Company and Kentucky Utilities receive no compensation for services as directors, any director who is an officer is not eligible to participate in the plans.

  Executive Compensation. The following table contains information with respect to the compensation paid by (or earned from) the Company and Kentucky Utilities, for all services rendered during 1992 through 1994 in all capacities, to the Chief Executive Officer and the other four most highly compensated executive officers of the Company and Kentucky Utilities:

                           Summary Compensation Table

                                                                      LONG-TERM
                                                                     COMPENSATION
                                ANNUAL COMPENSATION                    PAYOUTS
                             --------------------------              ------------
                                                                         LTIP
                                                        OTHER ANNUAL ------------  ALL OTHER
    NAME AND PRINCIPAL                                  COMPENSATION   PAYOUTS    COMPENSATION
         POSITION            YEAR SALARY($) BONUS($)(1)    ($)(2)       ($)(3)       ($)(4)
    ------------------       ---- --------- ----------- ------------ ------------ ------------
JOHN T. NEWTON;              1994  462,694    149,979      13,380      158,738       7,561
 Chairman of the Board,      1993  424,237    144,362      11,886            0       8,444
 Chief Executive Officer     1992  414,909     99,075      11,161           NA       4,870
 & Director of the Company
 & Kentucky Utilities
MICHAEL R. WHITLEY;          1994  245,490     67,157         481       50,508       5,560
 President, Chief Operating  1993  219,529     62,164       1,258            0       6,045
 Officer & Director of the   1992  210,682     41,834          21           NA       3,574
 Company & Kentucky
 Utilities
JAMES W. TIPTON;             1994  214,043     63,210       1,373       50,508       5,537
 Senior Vice President of    1993  204,042     60,331       1,201            0       5,712
 the Company                 1992  205,199     41,834          18           NA       3,346
O. M. GOODLETT;              1994  200,251     56,889           0       30,246       4,500
 Senior Vice President of    1993  188,724     54,257           0            0       4,497
 the Company & Kentucky      1992  160,215     24,736           0           NA       2,182
 Utilities
WAYNE T. LUCAS;              1994  159,699     33,754         523       22,658       5,522
 Senior Vice President of    1993  139,331     31,695         446            0       5,813
 Kentucky Utilities          1992  141,305     23,803         413           NA       3,101

- --------
(1) Bonuses are paid under the Annual Performance Incentive Plan. Any bonus earned but deferred under the Executive Deferred Compensation Plan is included in the Table.

(2) Other annual compensation consists of amounts for group term life insurance and related income taxes.

(3) Under the Kentucky Utilities Performance Share Plan, which commenced in 1990 and is described under "Report of Compensation Committee on Executive Compensation" above, Performance Shares have been contingently granted each year since 1990 in each case for a three-year Performance Cycle. For the Performance Cycle commencing in 1990, there was a zero payout. For the Performance Cycle commencing in 1991, a payout of 75% of the contingent grant was made in 1994 as shown in the table above. The 1994 amounts represent awards of restricted shares of Company Common Stock (valued at April 26, 1994, the date of transfer to the officers). Such shares will be forfeited if the officer terminates employment prior to January 1, 2001 for any reason other than retirement, disability or death or in the event of a change in control. Shares of Common Stock are awarded under the plan only after the end of the Performance Cycle and if the performance goals have been met.

(4) All other compensation includes above-market-rate interest earned on deferred compensation and the employer matching contribution made to the officer's account in the 401(k) Employee Savings Plan. Such amounts for 1994 are shown in the following table.

                                                       INTEREST ON     401(K)
                         EXECUTIVE                       DEFERRED     MATCHING
                          OFFICER                      COMPENSATION CONTRIBUTION
                         ---------                     ------------ ------------
      John T. Newton..................................    $3,061       $4,500
      Michael R. Whitley..............................    $1,060       $4,500
      James W. Tipton.................................    $1,037       $4,500
      O. M. Goodlett..................................    $    0       $4,500
      Wayne T. Lucas..................................    $1,022       $4,500

  Performance Shares contingently awarded under the Company's and Kentucky Utilities' Performance Share Plans in 1994 are reported in the Long-Term Incentive Plan awards table below. A description of how awards are determined is presented under "Report of Compensation Committee on Executive Compensation." A description of the scale by which performance targets are set follows the table.

              Long-Term Incentive Plan--Awards In Last Fiscal Year

                                      PERFORMANCE
                                       OR OTHER
                                        PERIOD
                                         UNTIL    ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                          NUMBER OF   MATURATION            PRICE-BASED PLANS(4)
                           UNITS OR       OR      ----------------------------------------
NAME                     OTHER RIGHTS  PAYOUT(3)  THRESHOLD($)    TARGET($)     MAXIMUM($)
- ----                     ------------ ----------- ------------ ---------------- ----------
John T. Newton..........    7,240(1)        3         $ 0      $97,740-$146,610  $195,480
Michael R. Whitley......    2,275(1)        3         $ 0      $30,713-$ 46,069  $ 61,425
James W. Tipton.........    2,170(2)        3         $ 0      $29,295-$ 43,943  $ 58,590
O. M. Goodlett..........    1,955(2)        3         $ 0      $26,393-$ 39,589  $ 52,785
Wayne T. Lucas..........      990(2)        3         $ 0      $13,365-$ 20,048  $ 26,730

- --------
(1) Constitutes Performance Shares contingently granted under the KU Energy Performance Share Plan in 1994.
(2) Constitutes Performance Shares contingently granted under the Kentucky Utilities Performance Share Plan in 1994.

(3) Number of years in Performance Cycle.

(4) See description below for the scale that determines which amount would be applicable. Amounts are calculated based on the price of the Company's Common Stock on December 31, 1994.

  For the Performance Cycle commencing in 1994, payouts of contingent grants shown in the table above will be determined by calculating the average return on equity for the Performance Cycle of the Company or Kentucky Utilities, as the case may be, compared to the average return on equity for the Performance Cycle for the comparable companies. The returns will be ranked in descending order. For the 1994-1996 Performance Cycle, the scale that determines if grants are earned is as follows: if the Company's or Kentucky Utilities' rank, as the case may be, is in the top two, the payout will be 100% of the contingent grant (the Maximum shown in the table); if their rank is third or fourth, the payout will be 75% and if their rank is fifth or sixth, the payout will be 50% (the two figures shown as Target in the table); and if their rank is seventh or below, no shares will be awarded (shown as the Threshold in the table) for that Performance Cycle under the applicable Performance Share Plan. Similar scales have been established for other outstanding Performance Cycles (with the scale relating to growth in earnings per share for the Kentucky Utilities Performance Share Plan prior to the Performance Cycle commencing in 1993).

  Each of the officers of the Company and Kentucky Utilities is entitled to participate in the Kentucky Utilities employee retirement plans described below. Executive officers, like other employees, are eligible to participate in Kentucky Utilities' Retirement Plan, and all eligible persons whose compensation is reported in the Summary Compensation Table participated in the Retirement Plan. Contributions to the Retirement Plan are determined actuarially and cannot be readily calculated as applied to any individual participant or small group of participants. Generally, compensation for Retirement Plan purposes means base compensation while a participant, excluding overtime pay, commissions, performance incentive compensation or other extraordinary compensation. The compensation for Retirement Plan purposes of the individuals named in the foregoing table is substantially equivalent to the base salary reported in the Summary Compensation Table. As of December 31, 1994, the credited years of service under the Retirement Plan for such persons were as follows: Mr. Newton, 36 years; Mr. Whitley, 30 years; Mr. Tipton, 27 years; Mr. Goodlett, 24 years; and Mr. Lucas, 25 years. Retirement Plan benefits depend upon length of service, age at retirement and amount of compensation (determined in accordance with the Retirement Plan).

  Although higher amounts are determined under the Retirement Plan and shown in the table below, in most cases, pension benefits under the Retirement Plan or compensation used to measure such benefits will be reduced to comply with maximum limitations imposed by the Internal Revenue Code. Under such limitations effective in 1994, no base compensation above $150,000 may be used to calculate a benefit, except in the case of certain executive officers to preserve benefits accrued under previously applicable rules. In addition, no annual benefit derived from employer contributions may exceed $120,000. Assuming retirement at age 65, a Retirement Plan participant would be eligible at retirement for a maximum annual pension benefit (without taking into account the Internal Revenue Code limitations referred to above) set forth in the following table. However, assuming retirement at age 65, assuming 1994 base compensation and taking into account the Internal Revenue Code limitations, the annual pension benefit under the Retirement Plan for the executive officers named in the Summary Compensation Table would be as follows: Mr. Newton, $118,347; Mr. Whitley, $101,643; Mr. Tipton, $93,138; Mr. Goodlett, $84,638;
and Mr. Lucas, $86,738.

   FINAL
  AVERAGE                        ANNUAL BENEFIT AFTER SPECIFIED YEARS OF SERVICE(2)
   BASE                    --------------------------------------------------------------
  PAY(1)                      15       20       25       30       35       40       45
  -------                  -------- -------- -------- -------- -------- -------- --------
 $150,000................  $ 29,999 $ 39,999 $ 49,999 $ 59,999 $ 69,998 $ 79,998 $ 89,998
  200,000................    39,999   53,332   66,665   79,998   93,331  106,664  119,997
  250,000................    49,999   66,665   83,331   99,998  116,664  133,330  149,996
  300,000................    59,999   79,998   99,998  119,997  139,997  159,996  179,996
  350,000................    69,998   93,331  116,664  139,997  163,329  186,662  209,995
  400,000................    79,998  106,664  133,330  159,996  186,662  213,328  239,994
  450,000................    89,998  119,997  149,996  179,996  209,995  239,994  269,993
  500,000................    99,998  133,330  166,663  199,995  233,328  266,660  299,993
  550,000................   109,997  146,663  183,329  219,995  256,660  293,326  329,992
  600,000................   119,997  159,996  199,995  239,994  279,993  319,992  359,991

- --------

(1) "Final average base pay" generally means the average annual compensation during the 60 consecutive months of highest pay during the period of employment.
(2) Annual benefits shown are on a straight life annuity basis. Amounts shown are not subject to any deduction for Social Security benefits or other offset amounts. Benefits may be reduced by Internal Revenue Code limitations described above.

  Executive officers and certain other employees of the Company and Kentucky Utilities are eligible to be members in Kentucky Utilities' Supplemental Security Plan which provides retirement, disability and death benefits as well as a change in control retirement benefit and a change in control severance benefit. As to executive officers, upon retirement at age 65, an eligible member will receive 15 annual payments of an amount equal to 75% of basic compensation, offset by benefits payable from any defined benefit plan of the Company or an affiliate (such as Kentucky Utilities' Retirement Plan) and social security benefits. Basic compensation is the annualized base monthly salary of the member, exclusive of performance incentive compensation or other extraordinary compensation, in effect at termination of employment by retirement, disability or death. Upon termination of employment by death of an eligible executive officer prior to age 65, the member's beneficiary will receive an annual benefit equal to 50% of basic compensation until the later of the date such member would have attained age 65 or completion of 15 annual payments. Upon termination of employment by disability, the member will receive the "retirement benefit" if the member lives to retirement age and is then disabled or the "death benefit" if the member dies prior to retirement age and is disabled at death. Benefits will be paid from the general funds of the employer. The estimated annual benefits from Kentucky Utilities' Supplemental Security Plan that would be payable upon retirement at normal retirement age for the individuals named in the Summary Compensation Table (assuming 1994 basic salary) are as follows: Mr. Newton, $227,266; Mr. Whitley, $89,247; Mr. Tipton, $56,502; Mr. Goodlett, $48,466; and Mr. Lucas, $38,866. To assist in providing funds to pay such benefits when they become payable, insurance is purchased on the lives of the members of the Supplemental Security Plan.

  Under the Supplemental Security Plan, members are entitled to change in control severance benefits in the following circumstances: (i) involuntary termination of the individual's employment within two years following the change in control for reasons other than cause, death, permanent disability or attainment of age 65; (ii) resignation within two years of the change in control for good reason (as defined in the plan); and (iii) in respect of the Chairman of the Board, the President, the Chief Financial Officer or, if such positions are filled by less than three persons, the Executive Vice President, in each case of Kentucky Utilities, termination of employment for any reason during the 30-day period commencing on the first anniversary of the change in control. In such circumstances, the employee will be entitled to a change in control severance payment equal to a certain percentage (300% in the case of executive officers of the Company or Kentucky Utilities) of the sum of (i) the employee's basic compensation and (ii) the employee's target annual performance incentive compensation. In addition, the employee will be entitled to continuation of certain employee welfare benefits for up to three years following termination of employment, subject to an offset for comparable benefits. Under the Supplemental Security Plan, the employee is entitled to receive additional payments, if necessary, to reimburse the employee for certain federal excise tax liabilities. The Supplemental Security Plan's change in control retirement benefit provides that, upon termination of employment, other than for cause (as defined in the Supplemental Security Plan) following a change in control, an eligible member will receive a lump sum amount equal to the present value of the retirement benefit (described in the preceding paragraph and assuming the member is then 65 but prorated if the member then has less than 15 years of service, including an assumed three additional years of service for executive officers); provided that, if the termination is more than two years from the change in control, the calculation of years of service will not include the assumed additional three years and the compensation upon which the benefit is calculated will be the actual compensation in effect at termination (rather than the compensation in effect at the change in control which, if higher, would be used if termination occurred within two years of the change in control). The change in control severance benefits and change in control retirement benefits are effective for a minimum of five years, which is automatically extended from year to year unless Kentucky Utilities gives notice that it does not wish to extend the period of effectiveness. Change in control has essentially the same meaning as under the Director Retirement Plans described under "Directors' Compensation."

  The Performance Share Plans and Executive Deferred Compensation Plans contain provisions relating to a change in control. Under each of these plans a change in control has essentially the same meaning as under the Director Retirement Plans described under "Directors' Compensation." Under the Performance Share Plans, if a participant's employment is terminated voluntarily or involuntarily after a change in control, such participant will have the right to an immediate cash payment for all Performance Cycles in which the participant is currently participating. The amount payable to a participant in the event of termination in connection with a change in control will be determined in accordance with the formula specified in the Performance Share Plan. In addition, after a change in control, whether or not the participant is terminated, under the Executive Deferred Compensation Plans, all amounts held under such plans will be paid to the participant. The Incentive Plans do not contain any change in control provisions.

                                    General

  Independent Public Accountants. The Audit Committee of the Board has selected the firm of Arthur Andersen LLP as independent public accountants to examine the financial statements of the Company and Kentucky Utilities for 1995. The firm has served as the Company's independent public accountants since 1991 and as Kentucky Utilities' independent public accountants for many years. Representatives of the firm are not expected to be present at the annual meeting.

  Proposals of Shareholders. Under the rules of the Securities and Exchange Commission, any shareholder proposal intended to be presented at the 1996 Annual Meeting of Shareholders must be received by the Company at its principal executive offices no later than November 19, 1995, in order to be eligible to be considered for inclusion in the Company's proxy materials relating to that meeting. A shareholder submitting a proposal or nominating a person to serve as director must comply with procedures set forth in the Company's By-laws. In general, the By-laws provide that for business to be considered at an annual meeting of shareholders, a shareholder must give timely and proper notice of the matter to the Secretary of the Company. The notice must specify in reasonable detail the business desired to be brought before the meeting

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